SMITH, ANDERSON, BLOUNT,

DORSETT, MITCHELL, & JERNIGAN, L.L.P.

LAWYERS

OFFICES Wells Fargo Capitol Center 150 Fayetteville Street, Suite 2300 Raleigh, North Carolina 27601 __________		MAILING ADDRESS P.O. Box 2611 Raleigh, North Carolina 27602-2611 __________
	December 28, 2018	TELEPHONE: (919) 821-1220 FACSIMILE: (919) 821-6800

VIA EDGAR AND FEDEX

Mr. Jeffrey Gabor

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Healthcare & Insurance

100 F Street, N.E.

Washington, D.C. 20549-6010

Re:	Precision BioSciences, Inc.
Draft Registration Statement on Form S-1
Confidentially submitted October 19, 2018
CIK No. 0001357874

Dear Mr. Gabor:

On behalf of Precision BioSciences, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated November 15, 2018 relating to the above-referenced Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”). In this letter, we have recited the comments from the Staff in bold type and have followed each comment with the Company’s response.

In addition, the Company is hereby confidentially submitting an amendment to the Registration Statement (“Amendment No. 1”), which has been revised to reflect the Company’s responses to the comments from the Staff and certain other changes that are intended to update, clarify and render complete the information contained in the Registration Statement. For the Staff’s convenience, we are also sending, by FedEx, copies of this letter and marked copies of Amendment No. 1 reflecting changes from the initially submitted Registration Statement.

Prospectus Summary, page 1

1.

We note your statements of industry leadership on pages 1 and 3. Given the early stage of your development and the competition in this space, please tell us the basis for your leadership claims. Also, revise the “Overview” section on page 1 to clarify that your operations are preclinical in nature.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 92, 114, 115 and 117 of Amendment No. 1. Additionally, as disclosed in Amendment No. 1, the Company respectfully informs the Staff that the U.S. Food and Drug Administration recently

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

accepted the Company’s investigational new drug application for the Company’s first gene-edited allogeneic CAR T cell candidate targeting CD19, and the Company expects to commence a Phase 1/2a clinical trial in patients with acute lymphoblastic leukemia and non-hodgkin lymphoma in the first quarter of 2019. Accordingly, the Company’s operations are no longer preclinical in nature.

2.

We note numerous performance claims on pages 1-4, and elsewhere in the prospectus, concerning I-Crel nucleases generally and your ARCUS nucleases and platform. Given your risk factor disclosures on page 15 concerning the differences between animal and human DNA and on page 31 concerning off-target editing in humans, it is not clear what basis you have to make these performance claims. For instance, and without limitation, we refer to your disclosures concerning I-Crel’s ability to achieve “a high level of on-target editing” and your ability to redirect ARCUS nucleases “without compromising its editing abilities.” Accordingly, please revise to clarify the basis for performance claims and balance the Summary presentation to highlight challenges you face as you advance into clinical development. To avoid confusion, please also consider placing disclosures concerning the attributes of I-Crel under a heading separate from one that addresses the attributes of your proprietary ARCUS nucleases.

Response: In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1.

3.

We refer to your table on page 3 depicting your product development pipeline. Please revise to remove the unidentified in vivo gene correction platform candidate or tell us why you believe the inclusion of this unidentified program candidate is appropriate. Also, revise your presentation so that all text contained in the table is legible.

Response: The Company respectfully advises the Staff that it intends to identify the in vivo gene correction platform candidate in a subsequent amendment to the Registration Statement and will revise each applicable pipeline chart in the Registration Statement appropriately. The Company has also revised its presentation of the pipeline chart on pages 3, 125, 133 and 136 of Amendment No. 1 so that all text contained in the table is legible.

4.

We refer to the final paragraph on page 3 and your disclosure on page 90 concerning the Servier collaboration agreement. Please revise your Summary discussion on page 3 to explain briefly your role in the development of each antigen target selected by Servier. Also clarify here, and elsewhere in the prospectus, whether Servier has selected any antigen targets in addition to the CD19 target.

Response: In response to the Staff’s comment, the Company revised the disclosure on pages 3 and 116 of Amendment No. 1. The Company plans to add disclosure that is responsive to the portion of the Staff’s comment regarding the antigen targets selected by Servier in a subsequent amendment to the Registration Statement.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

5.	Please revise the Summary to explain briefly the following terms at first use or in close proximity thereto: “immunotherapy”, “CAR T Cells”, “allogeneic”, “in vivo” and “base 3’ overhangs“.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 3 and 4 of Amendment No. 1.

6.

We refer to the second paragraph on page 4 concerning your Food and Agriculture segment. Please revise to explain briefly how your business model is “differentiated.” With reference to your risk factor discussion on page 12, please revise to briefly discuss the potential timeline for commercialization of product candidates in this segment.

Response: In response to the Staff’s comment regarding the description of the Company’s business model as “differentiated,” the Company has removed the reference to “differentiated” on page 4 of Amendment No. 1, as well as similar references throughout the Registration Statement. In response to the Staff’s comment regarding the Company’s risk factor discussion on page 12 of Amendment No. 1, the Company has revised this risk factor on page 13 of Amendment No. 1 to briefly discuss the potential timeline for commercialization of product candidates by this segment.

7.

Your risk factor disclosure on page 15 discusses your intention to take advantage of a research tax incentive program in Australia; however, your Business discussion does not address any operations or plans concerning Australia. Accordingly, please revise your Business discussion or advise.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1 regarding the Company’s Australian operations.

8.

With reference to your product pipeline table on page 3 and your R&D expense table on page 92, please revise the Use of Proceeds section to identify the approximate amount of proceeds, if any, intended for each clinical and preclinical candidate. For each candidate, indicate whether the offering funds are intended to be used to reach a particular stage of development. To the extent that offering funds will not be sufficient to complete a particular stage of development, please also explain the need for additional funding to complete that stage of development.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 82 of Amendment No. 1. The Company further acknowledges the Staff’s comment and advises the Staff that, upon identifying the estimated net proceeds from the offering, it will include, in a subsequent amendment to the Registration Statement, estimated dollar amounts to quantify the net proceeds the Company expects to use to fund its clinical and pre-clinical programs, and indication of whether the offering funds are intended to be used to reach a particular stage of development of its product candidates and, to the extent that the offering funds will not be sufficient to complete a particular stage of development, an explanation for the need for additional funding to complete that stage of development.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

Management’s discussion and analysis of financial condition and results of operations

Critical accounting policies and use of estimates

Stock-based compensation, page 104

9.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to this offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that, once an estimated offering price or range is available, it will provide the Staff with an analysis explaining the reasons for any differences between the Company’s recent fair value determinations and the estimated offering price, if any.

Business

Our ARCUS genome editing platform, page 115

10.

We refer to the final sentence in the first paragraph under the heading. Please revise to disclose how many ARCUS nucleases you have patented to date and discuss, as applicable, any uncertainty concerning whether an engineered nuclease is patentable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 123 of Amendment No. 1.

Our product development platform approach, page 117

11.

We refer to your disclosures on pages 123 and 124 concerning the four product candidates in your CAR T cell development pipeline. In this section you disclose conclusions without providing information concerning the studies or the results that formed the basis for your conclusions. Accordingly, please substantially revise this section to explain the studies, including who conducted them, their scope and design, and the primary and secondary endpoints, if any.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 130 to 133 of Amendment No. 1.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

Our food and agriculture program, page 127

12.

With reference to your footnote disclosure on page 3, please revise the Business discussion to discuss the development stages for food and agricultural products. Discuss, as applicable, whether there is any regulatory significance or implications tied to achievement of the various field stages. In this regard, we note that your disclosure on page 149 discusses the process for submitting petitions requesting a determination of non-regulated status.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 139 of Amendment No. 1 to further discuss the development stages for food and agriculture products. The Company respectfully advises the Staff that it believes its genome editing process, which is designed to create small deletions or insertions using a non-plant pest- or pathogen-based delivery approach, has the potential to result in edited products not being subject to regulation as GMOs and has added disclosure on page 138 of Amendment No. 1 that it believes that the food and agriculture products it develops will have the potential to obtain nonregulated status as they progress through development. Further, the Company has revised the disclosure on page 159 of Amendment No. 1 to clarify that a petition for nonregulated status is only required for products that are subject to regulation.

Ultra-low saturated fatty acid canola oil..., page 130

13.

We note your disclosure here and elsewhere in the prospectus highlighting your achievement of significantly lower levels of saturated fatty acids in edited canola oil varieties. Please tell us, and revise, as applicable, to discuss the challenges you face in development of these canola oil varieties, including, as applicable, whether you have observed any less desirable traits. For instance, please tell us whether the optimized varieties have shown altered levels of other fats or whether the varieties have altered cooking properties (e.g., a materially different smoke point).

Response: The Company respectfully acknowledges the Staff’s comment and informs the Staff that the edited canola oil varieties that it has developed are currently in the greenhouse stage of development, in preparation for Field 1 testing in 2019. While the edited oils have been shown in greenhouse studies conducted to date to possess significantly lower levels of saturated fatty acids, the Company does not yet have any data on characteristics of the edited oils beyond biochemical and molecular characterizations of the edited plant material and is not aware of any issues with characteristics of the edited varieties such as those cited by the Staff in Comment 13. In consideration of the Staff’s comment, the Company has revised the disclosure on page 140 of Amendment No. 1 to note that it has not observed any less desirable traits in greenhouse studies and expects to commence Field 1 studies regarding the edited varieties in 2019.

License and Collaboration Agreements, page 132

14.

We note your disclosure on F-28 that you entered into a research, collaboration and license agreement with the University of Pennsylvania that includes three gene knockout programs and up to three gene knockin or gene repair programs in which the company will provide

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

funding to the University of Pennsylvania and receive a license to certain technology invented under the agreement. Please expand your License and Collaboration Agreement disclosure to describe the material terms of the agreement, including financial and termination provisions. Additionally, please file this agreement as an exhibit or provide an analysis supporting a determination that you are not required to file it pursuant to Item 601(b)(10) of Regulation S-K.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that the Company does not believe the Research, Collaboration and License Agreement with the University of Pennsylvania (the “Penn Agreement”) is a material contract required to be filed pursuant to Item 601(b)(10) of Regulation S-K. The Company entered into the Penn Agreement as a sponsored research agreement in the ordinary course of business, and the Company’s business is not substantially dependent on the Penn Agreement. Accordingly, for the reasons set forth below, the Company believes that it is not required to file the Penn Agreement under either Item 601(b)(10)(i) or 601(b)(10)(ii)(B).

Pursuant to Regulation S-K Item 601(b)(10)(i), “[e]very contract not made in the ordinary course of business which is material to the registrant and is to be performed in whole or in part at or after the filing of the registration statement or report or was entered into not more than two years before such filing” must be filed as a material contract. In addition, pursuant to Regulation S-K Item 601(b)(10)(ii)(B), if a contract is of a sort that ordinarily accompanies the kind of business conducted by the Company, it is deemed to be an ordinary course agreement and need not be filed unless it is a “contract upon which the registrant’s business is substantially dependent.” Examples of substantial dependence include any contract “to purchase the major part of registrant’s requirements of goods, services or raw materials or any . . . license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.” The Penn Agreement is a sponsored research agreement that was made in the ordinary course of the Company’s non-clinical research activities and is of the type ordinarily accompanying the kind of business conducted by the Company (i.e., developing and applying novel genomic editing technologies). Further, the Company’s business is not “substantially dependent” upon the Penn Agreement because the Company is not materially dependent on any right to use a patent, formula, trade secret, process or trade name pursuant to the Penn Agreement. Although the Company has received a non-exclusive license for certain patent rights and know-how under the Penn Agreement, the Company is not currently using, and may never use, the delivery technologies that are the subject of the Penn Agreement in any clinical development activities. Accordingly, the Company is not currently dependent on the Penn Agreement in any material or substantial respect and respectfully submits that the Penn Agreement is not required to be filed or discussed as a material contract.

In addition, as described in response to Comment #21, the Company has revised its disclosure of the Penn Agreement on pages F-29, F-30 and page F-44 of Amendment No. 1 to more fully describe the Company’s potential payment obligations under the Penn Agreement.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

License and Collaboration Agreements

Servier, page 132

15.

Please revise to discuss Servier’s obligations, if any, to develop and commercialize a candidate following exercise of a commercial option. Discuss, as applicable, whether the agreement contains development and commercialization milestones that must be achieved by specific deadlines.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 141 of Amendment No. 1 to indicate that Servier has an obligation to use commercially reasonable efforts to develop and commercialize a product candidate following exercise of a commercial option. The Company further respectfully advises the Staff that the agreement with Servier does not contain specific development and commercialization milestones that must be achieved by specific deadlines.

16.

We note your disclosure on page 132 that you are eligible to earn tiered royalties on net sales of optioned products ranging from mid single-digit to low double-digit percentages. The upper bound of the range is very broad and therefore does not provide investors with a meaningful understanding of the potential royalty payments. Accordingly, please revise so that the range for the upper bound is discernible within 10 percentage points.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 93, 141 and F-27 of Amendment No. 1 to reflect that the upper bound of the tiered royalty range is a sub-teen double-digit percentage.

Competition, page 135

17.

Please revise your discussion of competitive conditions by describing the current landscape for patent protections in your industry. In this regard, we note that across several risk factors on pages 52 to 63 you highlight risks stemming from existing third-party patents and patent applications. We further note your 2014 patent litigation settlement with Cellectis. In your discussion of the competitive landscape, identify specific patents and patent applications, if material, as well as their holders/applicants.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 53 to 55 and page 145 of Amendment No. 1.

Notes to consolidated financial statements

Note 1: Description of business and summary of significant accounting policies

Share-based compensation, page F-12

18.

It appears that your policy to recognize the grant-date fair value of stock options granted to non-employees over the requisite service period is consistent with the guidance applicable to employee grants under ASC 718. Please tell us how your policy complies with the equity-based payments to non-employees guidance in ASC 505-50.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-12 of Amendment No. 1 regarding the Company’s accounting policy for stock options granted to non-employees for consistency with the guidance in ASC 505-50.

Recent accounting pronouncements not yet adopted, page F-12

19.

Please revise your disclosure on page F-13 regarding the new revenue recognition standards under ASC 606 to specifically discuss your consideration of the transition method to be applied under ASC 606-10-65-1d.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of Amendment No. 1 to discuss the transition method the Company expects to apply under ASC 606-10-65-1d.

Note 13: Collaboration and license agreements, page F-26

20.	Please address the following comments related to your agreement with Les Laboratories Servier:

•

Tell us why you recognized only $5.8 million and $4.8 million of revenue under this agreement in 2017 and 2016, respectively, when you disclose on page 94 that you recognize the $105.0 million upfront fee ratably over the 9.5 year performance period which would imply recognition of approximately $11.1 million on an annual basis.

Response: The Company respectfully advises the Staff that, in addition to the $105.0 million upfront fee, two additional elements impact the amounts recognized as revenue: (1) a milestone payment that would be payable to the Company for each of the second through sixth antigen targets selected by Servier in the amount set forth in Section 8.3.1 of the Servier Agreement (the first Milestone Payment set forth in the table included in such section) and (2) a co-development and co-promotion payment that would be payable by the Company for each of the six antigen targets for which the Company elects to exercise its co-development and co-promotion option as set forth in Section 7.3.2(b) of the Servier Agreement. The following is a recalculation of the revenue recognized in 2017 and 2016:

Net Revenue under the Agreement[1]	55,000,000
Monthly Amortization [9.5 yrs or 114 mos.]	482,456

2016 Revenue Recognized [x 10 mos. in 2016]	4,824,561

2017 Revenue Recognized [x 12 mos. in 2017]	5,789,472

1.	Net Revenue represents (a) the upfront fee under the Servier Agreement of $105.0 million plus (b) the aggregate milestone payments that would be payable to the Company under

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

Section 8.3.1 of the Servier Agreement for each of the second through sixth antigen targets, if any, selected by Servier less (c) the aggregate co-development and co-promotion payments that would be payable by the Company under Section 7.3.2(b) of the Servier Agreement if the Company exercised its co-development and co-promotion options for all six potential antigen targets.

•

Revise your disclosure to clearly identify each deliverable and separate unit of accounting, the arrangement consideration allocated to each separate unit of accounting and how you will account for each. See ASC 605-25-50-2. In this regard, although you indicate on the top of page F-27 that “certain development milestones related to early-stage activities” are nonsubtantive and are combined with the development license into a single unit of accounting, you do not appear to discuss the accounting for substantive milestones or the option exercise fees under the arrangement.

Response: The Company has revised the disclosure on pages F-26 to F-28 of Amendment No. 1 to address the Staff’s comment.

•

Revise your disclosure to disclose a description and the amount of each milestone within the $1.6 billion of potential consideration disclosed at the bottom of page F-26 as well as whether each is substantive as required by ACS 605-28-50-2.

Response: The Company respectfully acknowledges the Staff’s comment. With respect to the disclosure guidance provided in ASC 605-28-50-2, the Company does not believe that disclosing the description and the amount of each of the future milestones and related contingent consideration is material to the Company, its operations or investors’ understanding of the Company’s financial statements. Accordingly, the Company respectfully submits that disclosure of this information is not required to be included in its financial statements. The Company believes that, until such time as each milestone is probable to occur, the risks and uncertainties associated with achieving the milestones reduce the probability of receipt and lessen the relative materiality of the individual milestone payments. The Company has therefore disclosed the categories of milestones but not the amounts attributable to specific milestones and has instead aggregated all future research funding and contingent revenue, including milestone-based payments, together for purposes of disclosure. The Company believes that, while certain potential future contingent and milestone-based payments under the Servier Agreement are substantial in amount, when the probability and timing of achieving the future contingent events and milestones are considered, the future contingent and milestone-based payments resulting from those events, individually, are not material to the Company, its operations or investors’ understanding of the Company’s financial statements.

The Company therefore respectfully submits that a summarization of each of the agreement milestones in this manner complies in all material respects with the requirements of ASC 605-28-50-2 and provides the most useful presentation for investors given the uncertainty around each

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

individual milestone event and the size and nature of each individual milestone in the context of the Company’s operations. The Company further respectfully submits that providing a detailed description of each milestone it may potentially earn under the Servier Agreement would not provide investors with meaningful or material information. Finally, since the Servier Agreement is in a relatively early stage of development and the Company and Servier will be required to devote several years and substantial additional effort in order to advance clinical development, obtain necessary regulatory approvals, and successfully commercialize any product candidates under the agreement, the Company believes that its approach to the disclosure directs the attention of investors to the most material information, avoiding the potential confusion and unrealistic expectations that are likely to occur if details of each future contingent and milestone-based payment is provided, regardless of the probability and potential timing of achievement.

Note 15: Subsequent events, page F-28

21.

Please revise your disclosure here and in your contractual obligations and commitments disclosure on page 101 to indicate the magnitude of your commitment under the research, collaboration and license agreement with the University of Pennsylvania. Otherwise, tell us why such disclosure is not warranted.

Response: In response to the Staff’s comment, the Company has revised its disclosure of the Penn Agreement on pages F-29 and F-30 of Amendment No. 1, and has included disclosure on page F-44 of Amendment No. 1, to indicate the magnitude of the potential payment obligations under the Penn Agreement and their dependence on the Company’s election regarding whether to use certain Penn technology. As described on pages F-28 and F-30 and page F-44 of Amendment No. 1, the Penn Agreement does not contain minimum funding requirements, and the Penn Agreement and its research funding obligations can generally be cancelled by the Company on 60 days’ notice. The Company respectfully submits to the Staff that the Penn Agreement is therefore not required to be disclosed as a contractual obligation or commitment under Regulation S-K Item 303(a)(5). Accordingly, the Company has revised the disclosure on page 107 of Amendment No. 1 to remove the specific reference to the Penn Agreement and to clarify that the Company enters into contracts with universities (such as the Penn Agreement) for sponsored research that do not contain minimum purchase obligations and can be canceled with prior notice and thus are not included in the contractual obligations and commitments table.

General

22.

Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will provide the Staff with proofs of all graphics, visual, or photographic information that the Company will provide in the printed prospectus prior to its use.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company respectfully acknowledges the Staff’s comment and undertakes that it will supplementally provide the Staff with any written materials that it or anyone authorized to do so on its behalf presents to potential investors that are qualified institutional buyers or institutional accredited investors in reliance on Section 5(d) of the Securities Act.

* * * * *

If we can be of further assistance in facilitating your review of the above response, please do not hesitate to contact me at (919) 821-6619 or Nathan Ajiashvili at (212) 906-2916.

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL, & JERNIGAN, L.L.P.

December 28, 2018

Sincerely yours,

SMITH, ANDERSON, BLOUNT, DORSETT, MITCHELL & JERNIGAN, L.L.P.

By:	/s/ Heyward D. Armstrong
Heyward D. Armstrong

Enclosures

cc:	Matthew Kane, Precision BioSciences, Inc.

Abid Ansari, Precision BioSciences, Inc.

Michael P. Saber, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Amy M. Batten, Smith, Anderson, Blount, Dorsett, Mitchell & Jernigan, L.L.P.

Peter N. Handrinos, Latham & Watkins LLP

Nathan Ajiashvili, Latham & Watkins LLP

Divakar Gupta, Cooley LLP

Darren DeStefano, Cooley LLP